FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 7, 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 Third Quarter Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 7, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the “Registrant”) BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, CFO and Vice President Finance	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES
2005 THIRD QUARTER RESULTS

Rehovoth, Israel – November 7, 2005 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported its results for the third quarter of 2005.

Total revenues for the third quarter of 2005 were $9.2 million, a 20% sequential increase over revenues of $7.7 million as reported for the second quarter of 2005, and a 14% decrease compared with revenues of $10.7 million as reported for the third quarter of 2004.

The Company reported a gross profit of $3.5 million for the third quarter of 2005 compared with a gross profit of $2.5 million for the second quarter of 2005, and gross profit of $5.1 million for the third quarter of 2004. Gross margin for the third quarter of 2005 was 38%, compared with 32% for the second quarter of 2005 and 47% for the third quarter of 2004.

Net loss in the third quarter of 2005 was $1 million or $0.06 per share, compared with a net loss of $1.9 million or $0.12 per share for the second quarter of 2005 and net income of $0.8 million or $0.05 per share in the third quarter of 2004. The company maintaned its cash reserves at a total level of $24 million, including cash and cash equivalents, bank deposits and held to maturity securities, short and long term.

Dr. Giora Dishon, President & CEO of Nova commented, “Our performance this year continues to improve from quarter to quarter and we will continue to work hard to maintain this trend. The quarter’s results showed improvements across all financial parameters, and were in fact even better than our expecations and the guidance that we provided. We see the improving conditions in the market, the successful penetration of our copper systems and solutions, as well as the introduction of the new series of the advanced NovaScan 3090 systems, for CMP, Optical CD and Copper, contributing towards our growth. We have recently won two major orders for multiple systems for dielectric and copper CMP in the US and in Asia-Pacific, and we are working on several further opportunities in Japan and Asia-Pacific in close alignment with the process equipment manufacturers.”

Dr. Dishon continued, “We are confident that within the semiconductor industry, the evolution towards integrated metrology in multiple process steps (CMP, copper CMP, etch and lithography) will continue and will expand as the industry moves to towards high volume manufacturing at the 90nm and 65nm levels. With our wide offering of systems and solutions for these processes that also include the corresponding stand-alone systems, we believe that we are well placed to take advantage of industry trends. Our cash position remains strong and is more than sufficient to execute our strategy and carry out our plans. We continue to invest significantly in our R&D in order to maintain growth and increase our already large market-share. Looking to the future and towards the more advanced technology nodes such as 45nm, we are developing leading-edge next-generation metrology systems and solutions, which we believe will support our long-term growth.”

The Company will host a conference call on November 7, 2005, at 10:00 AM EST. To participate please dial in the U.S: 1-866-229-7198 or internationally: +972-3-918-0609 at least 5 minutes before the start of the call. A conference call presentation will be available for download on the company’s website www.nova.co.il, before and during the call. A replay of the call will also be available on Nova’s website following the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three - month period ended
	September 30, 2005	June 30, 2005
	(unaudited)

REVENUES
Product sales	6,913	5,603
Services	2,244	2,059

	9,157	7,662

COST OF REVENUES
Product sales	3,528	3,164
Services	2,156	2,014

	5,684	5,178

GROSS PROFIT	3,473	2,484

OPERATING EXPENSES
Research & Development expenses, net	1,990	2,114
Sales & Marketing expenses	1,518	1,731
General & Administrative expenses	1,068	758

	4,576	4,603

OPERATING LOSS	(1,103)	(2,119)

INTEREST INCOME	133	196

NET LOSS FOR THE PERIOD	(970)	(1,923)

LOSS PER SHARE	(0.06)	(0.12)

Shares used in calculation of basic loss per
share (in thousnads)	15,453	15,401

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three - month period ended
	September 30, 2005	September 30, 2004
	(unaudited)

REVENUES
Product sales	6,913	8,602
Services	2,244	2,083

	9,157	10,685

COST OF REVENUES
Product sales	3,528	3,916
Services	2,156	1,702

	5,684	5,618

GROSS PROFIT	3,473	5,067

OPERATING EXPENSES
Research & Development expenses, net	1,990	2,124
Sales & Marketing expenses	1,518	1,751
General & Administrative expenses	1,068	591

	4,576	4,466

OPERATING PROFIT (LOSS)	(1,103)	601

INTEREST INCOME	133	160

NET PROFIT (LOSS) FOR THE PERIOD	(970)	761

EARNINGS (LOSS) PER SHARE	(0.06)	0.05

Shares used in calculation of basic earning (loss) per
share (in thousnads) Basic and Diluted	15,453	15,268

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine - month period ended
	September 30, 2005	September 30, 2004
	(unaudited)

REVENUES
Product sales	15,879	23,994
Services	5,576	6,080

	21,455	30,074

COST OF REVENUES
Product sales	8,759	11,305
Services	5,741	4,933

	14,500	16,238

GROSS PROFIT	6,955	13,836

OPERATING EXPENSES
Research & Development expenses, net	7,021	6,295
Sales & Marketing expenses	4,959	4,920
General & Administrative expenses	2,537	1,689

	14,517	12,904

OPERATING PROFIT (LOSS)	(7,562)	932

INTEREST INCOME	522	348

PROFIT (LOSS) FOR THE PERIOD	(7,040)	1,280

EARNINGS (LOSS) PER SHARE	(0.46)	0.08

Shares used in calculation of basic earning (loss)
per share (in thousnads) Basic and Diluted	15,427	15,251

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30, 2005	As of Dec. 31, 2004
	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	7,706	12,171
Short-term interest-bearing bank deposits	1,378	1,916
Held to maturity securities	5,732	5,280
Trade accounts receivable (net of $14 and no
allowance for doubtful accounts, respectively)	5,215	7,461
Inventories	4,596	5,239
Other current assets	1,668	1,169

	26,295	33,236

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,970	2,145
Held to maturity securities	6,186	9,292
Other long-term assets	358	382
Severance pay funds	2,121	2,288
Fixed assets, net	2,473	2,119

	14,108	16,226

	40,403	49,462

CURRENT LIABILITIES
Trade accounts payable	4,380	5,016
Other current liabilities	5,145	6,389

	9,525	11,405

LONG-TERM LIABILITIES
Liability for employee termination benefits	2,849	3,075
Deferred Income	330	369
Other long-term liability	100	145

	3,279	3,589

SHAREHOLDERS' EQUITY
Share capital	46	46
Additional paid- in capital	73,598	73,333
Accumulated other comprehensive income (loss)	(86)	8
Accumulated deficit	(45,959)	(38,919)

	27,599	34,468

	40,403	49,462